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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   1  )*

PHARMOS CORPORATION
(Name of Issuer)

Common Stock, $.03 Par Value
(Title of Class of Securities)

71713200
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement   .  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 7 Pages
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          1,042,483

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          1,042,483

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,042,483

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          694,990

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          694,990

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          694,990

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          694,990

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          694,990

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          694,990

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14   TYPE OF REPORTING PERSON*
          CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of September 4, 1997 and amends the Schedule 13D filed on August 6, 1997 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill  $2,230,421.90
Lynch, Pierce, Fenner and Smith Inc.

     The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin accounts maintained at Merrill  $1,486,948.11
Lynch, Pierce, Fenner and Smith Inc.

ITEM 5.   Interest in Securities of the Issuer

     (a) Elliott beneficially owns 513,188 shares of Common Stock and 1,440 shares of Preferred Stock, 67% of which are convertible within 60 days (based on current market prices) into 529,295 shares of Common Stock, constituting 3.04% of the outstanding shares of Common Stock.

     Elliott also owns 63,600 Warrants to purchase Common
Stock ("Warrants"). The Warrants are not convertible into Common Stock until March 31, 1998.

     Westgate beneficially owns 342,126 shares of Common
Stock and 960 shares of Preferred Stock, 67% of which are convertible within 60 days (based on current market prices) into 352,864 shares of Common Stock, constituting 2.03% of the outstanding shares of Common Stock.

     Westgate also owns 42,400 Warrants. The Warrants are not convertible into Common Stock until March 31, 1998.

     Elliott and Westgate together beneficially own 1,737,473 shares of Common Stock, constituting 5.07% of all outstanding shares of Common Stock. However, the number of shares of Common Stock into which the Preferred Stock is convertible fluctuates daily based upon the market price of the Common Stock, as set forth in the Statement of Designation, Rights, Preferences and Privileges of Series B Preferred Stock of the Issuer annexed as Exhibit 4(e) to the Issuer's Form S-3 dated April 30, 1997.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common
Stock beneficially owned by it.

     Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph
(b) of this Item 5 is set forth in Item 2 above and expressly incorporated by reference herein.

     (c)  The following transactions were effected by Elliott
since August 6, 1997, the date of the filing of the original
Schedule 13D (the "Original Filing Date"):
                              Approximate
                Amount of SharesPrice per Share
Date   Security Bought (Sold) (exclusive
                              of commissions)

8/7/97Common Stock   1,000    $1.75
      Common Stock   1,000    $1.7188
8/26/97Common Stock      (22,700)$2.416*
      Common Stock      (12,000)$2.375
      Common Stock      (18,000)$2.375
8/27/97Common Stock      (18,000)$2.2813
      Common Stock      (10,000)$2.2864*
8/28/97Common Stock      (12,000)$2.1719
      Common Stock  (2,400)   $2.1875*
9/2/97Common Stock      (12,000)$2.375*
      Common Stock  (3,000)   $2.375



      All of the above transactions were effected by Elliott on NASDAQ in New York, except for those marked with an "*" which were effected by Elliott on Instinet. In addition to the above, on August 25, 1997, Elliott converted 960 shares of Series B Preferred Stock of the Issuer into 623,298 shares of Common Stock.

      The following transactions were effected by Westgate since the Original Filing Date:

                              Approximate
                Amount of SharesPrice per Share
Date    Security Bought (Sold)(exclusive
                              of commissions)

8/26/97Common Stock (15,100)  $2.416*
                     (8,000)  $2.375
                    (12,000)  $2.375
8/27/97Common Stock (12,000)  $2.2813
                     (6,700)  $2.2864*
8/28/97Common Stock  (8,000)  $2.1719
      Common Stock   (1,600)  $2.1875*
9/2/97Common Stock   (8,000)  $2.375*
      Common Stock   (2,000)  $2.375



      All of the above transactions were effected by Westgate on NASDAQ in New York, except for those marked with an "*" which were effected by Westgate on Instinet. In addition to the above, on August 25, 1997, Westgate converted 640 shares of Series B Preferred Stock of the Issuer into 415,526 shares of Common Stock.

      No other transactions were effected by Elliott or Westgate since the Original Filing Date.

      (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

      No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

      (e)  Not applicable.
                      SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:         ELLIOTT ASSOCIATES, L.P.
September 4, 1997

               By:/s/ Paul E. Singer
                    Paul E. Singer
                    General Partner

               WESTGATE INTERNATIONAL, L.P.

               By:  Martley International, Inc., as
                    Investment Manager

               By:/s/ Paul E. Singer
                    Paul E. Singer
                    President

               MARTLEY INTERNATIONAL, INC.


               By:/s/ Paul E. Singer
                    Paul E. Singer
                    President